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SEC FILE NUMBER
000-50029
CUSIP NUMBER
16942M207
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	Form 10-K Form 20-F Form 11-K Form 10-Q Form 10-D Form N-SAR
Form N-CSR
For Period Ended: December 31, 2011
  Transition Report on Form 10-K
  Transition Report on Form 20-F
  Transition Report on Form 11-K
  Transition Report on Form 10-Q
  Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART 1 — REGISTRANT INFORMATION

CHINA HEALTH RESOURCE, INC.
Full Name of Registrant

Former Name if Applicable

343 Sui Zhou Zhong Road
Address of Principal Executive Officer (Street and Number)

Suining, Sichuan Province, P.R. China
City, State and Zip Code

PART 2 — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

  The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant's annual report on Form 10-K could not be filed within the prescribed time period due to the Registrant requiring additional time to prepare and review the Form 10-K for the period ended December 31, 2011. Such delay could not be eliminated by the Company without unreasonable effort and expense. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, the Company will file its Form 10-K no later than fifteen calendar days following the prescribed due date.

PART IV — OTHER INFORMATION

  Name and telephone number of person to contact in regard to this notification.

Jiayin Wang (Name)	+(86-825) (Area Code)	239-1788 (Telephone Number)
  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).             Yes     No
  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    Yes     No

  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

China Health Resource, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 30, 2012	By	/s/ Jiayin Wang
		Name	Jiayin Wang
Title